EXHIBIT 99.1

Colliers Reports Third Quarter Results

Solid momentum across all segments, tracking well to 2025 outlook

Third quarter and year to date operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
(in millions of US$, except EPS)	2025	2024	2025	2024

Revenues	$1,463.1	$1,179.1	$3,951.9	$3,320.4
Net Revenues (note 1)	1,258.9	1,058.0	3,438.5	2,966.8
Adjusted EBITDA (note 2)	191.1	154.6	487.4	419.0
Adjusted EPS (note 3)	1.64	1.32	4.24	3.46

GAAP operating earnings	104.7	109.7	235.5	267.8
GAAP diluted net earnings per share	0.82	0.73	0.82	1.73

TORONTO, Nov. 04, 2025 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced financial results for the third quarter ended September 30, 2025. All amounts are in US dollars.

Third quarter consolidated revenues were $1.46 billion, up 24% (23% in local currency), net revenues (note 1) were $1.26 billion, up 19% (18% in local currency) and Adjusted EBITDA (note 2) was $191.1 million, up 24% (24% in local currency) compared to the prior year quarter. Consolidated internal revenue growth measured in local currencies was 13% (note 5) versus the prior year quarter. Adjusted EPS (note 3) was $1.64, an increase of 24% over the prior year quarter. Adjusted EPS were not significantly impacted by changes in foreign exchange rates. GAAP operating earnings were $104.7 million compared to $109.7 million in the prior year quarter, with the prior year favourably impacted by the reversal of contingent consideration expense related to an acquisition. The GAAP diluted net earnings per share were $0.82 compared to $0.73 in the prior year quarter. Third quarter GAAP diluted net earnings per share were not significantly impacted by changes in foreign exchange rates.

For the nine months ended September 30, 2025, revenues were $3.95 billion, up 19% (19% in local currency), net revenues (note 1) were $3.44 billion, up 16% (16% in local currency) and adjusted EBITDA (note 2) was $487.4 million, up 16% (16% in local currency) versus the prior year period. Consolidated internal revenue growth measured in local currencies was 7% (note 5) versus the prior year period. Adjusted EPS (note 3) was $4.24, up 23% from $3.46 in the prior year period. Adjusted EPS would have been approximately $0.01 lower excluding foreign exchange impacts. The GAAP operating earnings were $235.5 million compared to $267.8 million in the prior year period, with the prior year favourably impacted by the reversal of contingent consideration expense related to an acquisition. The GAAP diluted earnings per share were $0.82 compared to $1.73 in the prior year period. The GAAP diluted net earnings per share would have been approximately $0.01 lower excluding foreign exchange impacts.

On a trailing twelve-month basis, more than 70% of the Company’s earnings came from recurring revenues (note 8). During the same period, free cash flow (note 4) was converted at a rate of 96% of adjusted net earnings, in line with the Company’s target range.

“Colliers delivered excellent third quarter results, highlighting our momentum across all segments of our business. In Engineering, which includes project and program management, we achieved impressive growth this quarter. This was driven by both strategic acquisitions and robust organic performance. Real Estate Services also delivered excellent results marked by a surge in Leasing and Capital Markets transactions. While the Capital Markets recovery has been gradual, we expect continued acceleration as interest rates normalize and investor confidence increases. We advanced the integration of our global Investment Management operations under the Harrison Street Asset Management brand, positioning us as a leader in real asset investing. This provides institutional and private wealth investors with unified strategies across infrastructure, alternatives, real estate and credit in both North America and Europe,” said Jay S. Hennick, Chairman & CEO of Colliers.

“Colliers, with 30 years of visionary leadership, and three powerful growth engines, has become a highly resilient and differentiated global professional services and asset management company – well positioned to seize opportunities and deliver lasting value for shareholders,” Mr. Hennick concluded.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a global diversified professional services and investment management company. Operating through three industry-leading platforms – Real Estate Services, Engineering, and Investment Management – we have a proven business model, an enterprising culture, and a unique partnership philosophy that drives growth and value creation. For 30 years, Colliers has consistently delivered approximately 20% compound annual returns for shareholders, fuelled by visionary leadership, significant inside ownership and substantial recurring earnings. With $5.5 billion in annual revenues, a team of 24,000 professionals, and $108 billion in assets under management, Colliers remains committed to accelerating the success of our clients, investors, and people worldwide. Learn more at corporate.colliers.com, X @Colliers or LinkedIn.

Segmented Third Quarter Results
Real Estate Services revenues totalled $838.6 million, up 14% (up 13% in local currency) versus the prior year quarter. Net revenues were $778.8 million, up 14% (up 14% in local currency). Capital Markets revenues were up 21% (21% in local currency) with robust growth across all geographies and asset classes. Leasing generated solid growth in the quarter with revenues up 15% (14% in local currency) driven by industrial, office as well as specialty assets including data centres. Outsourcing revenues were up 9% (8% in local currency) with growth across all services, led by valuation and advisory. Adjusted EBITDA was $88.0 million, up 36% (36% in local currency) driven by operating leverage, partly offset by continued investments to strengthen geographic and asset class capabilities to better serve clients. The GAAP operating earnings were $67.1 million, relative to $42.4 million in the prior year quarter.

Engineering revenues totalled $488.1 million, up 54% (53% in local currency) compared to the prior year quarter. Net revenues (excluding subconsultant and other direct costs) were $353.2 million, up 37% (36% in local currency) driven by the favourable impact of recent acquisitions and strong internal growth, especially in infrastructure and transportation end markets. Adjusted EBITDA was $53.6 million, up 35% (35% in local currency) over the prior year quarter, with the net margin down slightly due to service mix. The GAAP operating earnings were $27.1 million relative to $19.7 million in the prior year quarter.

Investment Management revenues were $136.3 million, up 7% (6% in local currency) relative to the prior year quarter. Net revenues (excluding pass-through performance fees) were $126.6 million, up 6% (5% in local currency) driven by the favourable impact of an acquisition and higher fee-paying assets under management. Adjusted EBITDA was $53.6 million, down 4% (down 5% in local currency) compared to the prior year quarter, attributable to investments in unifying the platform and integrating certain functions to leverage their scale and capabilities. GAAP operating earnings were $36.0 million in the quarter versus $67.2 million in the prior year quarter, with the prior year quarter favourably impacted by a reversal of contingent acquisition consideration expense. Assets under management (“AUM”) (note 6) was $108.3 billion as of September 30, 2025, up 5% from June 30, 2025, and up 10% from December 31, 2024.

Unallocated global corporate costs as reported in Adjusted EBITDA were $4.1 million relative to $5.9 million in the prior year quarter. The corporate GAAP operating loss was $25.5 million compared to $19.6 million in the prior year quarter.

2025 Outlook
The Company is maintaining its outlook for 2025. On a consolidated basis, low-teens percentage revenue growth, mid-teens Adjusted EBITDA growth and mid to high-teens Adjusted EPS growth are expected for the full year. The outlook reflects expectations of continuing lower global trade uncertainty and lower interest rate volatility for the fourth quarter. The outlook drivers by segment are discussed in the accompanying earnings call presentation.

The financial outlook is based on the Company’s best available information as of the date of this press release, and remains subject to change based on numerous macroeconomic, geopolitical, international trade, health, social and related factors. The outlook does not include future acquisitions.

Conference Call
Colliers will be holding a conference call on Tuesday, November 4, 2025 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where the business may be concentrated; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in capitalization rates across different asset types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain clients and renew related contracts; the ability to attract new capital commitments to Investment Management funds and retain existing capital under management; the ability to retain and incentivize employees; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities, war and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations, including real estate investment management and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors identified in the Company’s other periodic filings with Canadian and US securities regulators are adopted herein and a copy of which can be obtained at www.sedarplus.ca. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary unaudited financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR+ at www.sedarplus.ca.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Note: The Company rounds numbers in the tables below to thousands of US dollars, except per share amounts. Accordingly, some totals may not sum exactly to the corresponding amounts.

Colliers International Group Inc.
Condensed Consolidated Statements of Earnings
(in thousands of US$, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2025	2024	2025	2024
Revenues	$1,463,098	$1,179,059	$3,951,917	$3,320,407

Cost of revenues	888,461	712,044	2,375,015	2,005,351
Selling, general and administrative expenses	406,292	322,136	1,127,242	925,030
Depreciation	19,632	17,847	56,982	48,729
Amortization of intangible assets	44,773	38,226	132,511	107,697
Acquisition-related items (1)	(1,150)	(20,931)	24,290	(34,212)
Loss on disposal of operations	406	-	406	-
Operating earnings	104,684	109,737	235,471	267,812
Interest expense, net	22,700	23,350	60,763	62,598
Equity earnings from non-consolidated investments	(2,134)	(4,008)	(9,186)	(5,240)
Other income	(136)	(113)	(3,205)	(464)
Earnings before income tax	84,254	90,508	187,099	210,918
Income tax	19,120	21,131	49,076	55,478
Net earnings	65,134	69,377	138,023	155,440
Non-controlling interest share of earnings	14,526	14,929	36,493	35,074
Non-controlling interest redemption increment	8,374	17,221	59,546	33,758
Net earnings attributable to Company	$42,234	$37,227	$41,984	$86,608

Net earnings per common share
Basic	$0.83	$0.74	$0.83	$1.74
Diluted	$0.82	$0.73	$0.82	$1.73

Adjusted EPS (2)	$1.64	$1.32	$4.24	$3.46

Weighted average common shares (thousands)
Basic	50,854	50,320	50,713	49,692
Diluted	51,404	50,797	50,998	50,054

Notes to Condensed Consolidated Statements of Earnings
(1)   Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2)   See definition and reconciliation below.

Colliers International Group Inc.
Condensed Consolidated Balance Sheets
(in thousands of US$)

	September 30,	December 31,	September 30,
(unaudited)	2025	2024	2024

Assets
Cash and cash equivalents	$212,451	$176,257	$156,984
Restricted cash (1)	45,658	41,724	88,274
Accounts receivable and contract assets	969,852	869,948	884,984
Mortgage warehouse receivables (2)	186,881	77,559	135,915
Prepaids and other assets	396,457	323,117	355,575
Warehouse fund assets	61,163	110,779	108,781
Current assets	1,872,462	1,599,384	1,730,513
Other non-current assets	237,328	220,299	219,950
Warehouse fund assets	85,231	94,334	52,564
Fixed assets	239,060	227,311	230,434
Operating lease right-of-use assets	409,637	398,507	394,478
Deferred tax assets, net	91,304	79,258	69,816
Goodwill and intangible assets	3,870,612	3,481,524	3,541,615
Total assets	$6,805,634	$6,100,617	$6,239,370

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$1,158,135	$1,140,605	$1,072,472
Other current liabilities	105,566	109,439	112,411
Long-term debt - current	7,894	6,061	15,683
Mortgage warehouse credit facilities (2)	177,456	72,642	128,944
Operating lease liabilities - current	101,355	92,950	92,699
Liabilities related to warehouse fund assets	92,763	86,344	57,554
Current liabilities	1,643,169	1,508,041	1,479,763
Long-term debt - non-current	1,832,604	1,502,414	1,788,686
Operating lease liabilities - non-current	384,247	383,921	379,457
Other liabilities	143,545	135,479	131,378
Deferred tax liabilities, net	82,865	78,459	82,440
Liabilities related to warehouse fund assets	-	14,103	-
Redeemable non-controlling interests	1,275,237	1,152,618	1,122,084
Shareholders' equity	1,443,967	1,325,582	1,255,562
Total liabilities and equity	$6,805,634	$6,100,617	$6,239,370

Supplemental balance sheet information
Total debt (3)	$1,840,498	$1,508,475	$1,804,369
Total debt, net of cash and cash equivalents (3)	1,628,047	1,332,218	1,647,385
Net debt / pro forma adjusted EBITDA ratio (4)	2.3	2.0	2.5

Notes to Condensed Consolidated Balance Sheets
(1)   Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
(2)   Mortgage warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under mortgage warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3)   Excluding mortgage warehouse credit facilities.
(4)   Net debt for financial leverage ratio excludes restricted cash and mortgage warehouse credit facilities, in accordance with debt agreements.

Colliers International Group Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2025	2024	2025	2024

Cash provided by (used in)

Operating activities
Net earnings	$65,134	$69,377	$138,023	$155,440
Items not affecting cash:
Depreciation and amortization	64,405	56,073	189,493	156,426
Loss on disposal of operations	406	-	406	-
Gains attributable to mortgage servicing rights	(12,272)	(6,151)	(26,766)	(11,178)
Gains attributable to the fair value of loan
premiums and origination fees	(8,723)	(3,601)	(19,968)	(9,224)
Deferred income tax	(4,634)	(6,528)	(19,184)	(13,923)
Other	19,931	(14,672)	57,024	476
	124,247	94,498	319,028	278,017

Increase in accounts receivable, prepaid
expenses and other assets	(53,136)	(69,942)	(162,816)	(164,231)
Increase (decrease) in accounts payable, accrued
expenses and other liabilities	(31,874)	41,027	(58,810)	38,125
Increase (decrease) in accrued compensation	68,559	38,569	(32,400)	(48,449)
Contingent acquisition consideration paid	896	(69)	(7,052)	(3,107)
Mortgage origination activities, net	4,604	3,591	16,069	10,783
Sales to AR Facility, net	64	(546)	(572)	(436)
Net cash provided by operating activities	113,360	107,128	73,447	110,702

Investing activities
Acquisition of businesses, net of cash acquired	(168,741)	(454,638)	(228,444)	(472,410)
Purchases of fixed assets	(16,774)	(16,158)	(47,856)	(45,511)
Purchases of warehouse fund assets	(40,068)	(15,676)	(161,802)	(273,019)
Proceeds from disposal of warehouse fund assets	17,612	-	80,526	76,438
Cash collections on AR Facility deferred purchase price	35,272	32,957	119,249	101,805
Other investing activities	(28,924)	(43,518)	(74,688)	(101,651)
Net cash used in investing activities	(201,623)	(497,033)	(313,015)	(714,348)

Financing activities
Increase in long-term debt, net	137,934	418,207	398,720	419,683
Purchases of non-controlling interests, net	(17,548)	(8,052)	(34,767)	(17,789)
Dividends paid to common shareholders	(7,620)	(7,542)	(15,212)	(14,674)
Distributions paid to non-controlling interests	(15,770)	(17,475)	(61,243)	(66,302)
Issuance of subordinate voting shares	-	-	-	286,924
Other financing activities	13,687	11,003	6,247	28,096
Net cash provided by financing activities	110,683	396,141	293,745	635,938

Effect of exchange rate changes on cash,
cash equivalents and restricted cash	1,292	(1,663)	(14,049)	(6,109)

Net change in cash and cash
equivalents and restricted cash	23,712	4,573	40,128	26,183
Cash and cash equivalents and
restricted cash, beginning of period	234,397	240,685	217,981	219,075
Cash and cash equivalents and
restricted cash, end of period	$258,109	$245,258	$258,109	$245,258

Colliers International Group Inc.
Segmented Results
(in thousands of US dollars)

	Real Estate		Investment
(unaudited)	Services	Engineering	Management	Corporate	Total
Three months ended September 30
2025
Revenues	$838,565	$488,062	$136,288	$183	$1,463,098
Net Revenues	778,789	353,242	126,638	183	1,258,852
Adjusted EBITDA	88,043	53,581	53,584	(4,093)	191,115
Operating earnings (loss)	67,093	27,109	36,012	(25,530)	104,684

2024
Revenues	$734,932	$316,624	$127,405	$98	$1,179,059
Net Revenues	680,857	257,465	119,622	98	1,058,042
Adjusted EBITDA	64,744	39,820	55,962	(5,890)	154,636
Operating earnings (loss)	42,399	19,700	67,217	(19,579)	109,737

	Real Estate		Investment
	Services	Engineering	Management	Corporate	Total
Nine months ended September 30
2025
Revenues	$2,260,926	$1,301,913	$388,624	$454	$3,951,917
Net Revenues	2,097,823	976,674	363,529	454	3,438,480
Adjusted EBITDA	214,136	123,925	158,669	(9,362)	487,368
Operating earnings (loss)	149,662	41,149	98,206	(53,546)	235,471

2024
Revenues	$2,128,082	$816,023	$375,977	$325	$3,320,407
Net Revenues	1,970,182	631,068	365,194	325	2,966,769
Adjusted EBITDA	197,236	71,814	159,301	(9,396)	418,955
Operating earnings (loss)	123,508	32,614	161,129	(49,439)	267,812

Non-GAAP Measures
1. Reconciliation of revenues to net revenues

Net revenues are defined as revenues excluding subconsultant and other reimbursable direct costs in Real Estate Services and Engineering segments as well as historical pass-through performance fees in Investment Management segment to better reflect the operating performance of the business.

	Real Estate		Investment
	Services	Engineering	Management	Corporate	Total
Three months ended September 30
2025
Revenues	$838,565	$488,062	$136,288	$183	$1,463,098
Subconsultant and other direct costs	(59,776)	(134,820)	-	-	(194,596)
Historical pass-through performance fees	-	-	(9,650)	-	(9,650)
Net Revenues	$778,789	$353,242	$126,638	$183	$1,258,852

2024
Revenues	$734,932	$316,624	$127,405	$98	$1,179,059
Subconsultant and other direct costs	(54,075)	(59,159)	-	-	(113,234)
Historical pass-through performance fees	-	-	(7,783)	-	(7,783)
Net Revenues	$680,857	$257,465	$119,622	$98	$1,058,042

	Real Estate		Investment
	Services	Engineering	Management	Corporate	Total
Nine months ended September 30
2025
Revenues	$2,260,926	$1,301,913	$388,624	$454	$3,951,917
Subconsultant and other direct costs	(163,103)	(325,239)	-	-	(488,342)
Historical pass-through performance fees	-	-	(25,095)	-	(25,095)
Net Revenues	$2,097,823	$976,674	$363,529	$454	$3,438,480

2024
Revenues	$2,128,082	$816,023	$375,977	$325	$3,320,407
Subconsultant and other direct costs	(157,900)	(184,955)	-	-	(342,855)
Historical pass-through performance fees	-	-	(10,783)	-	(10,783)
Net Revenues	$1,970,182	$631,068	$365,194	$325	$2,966,769

2. Reconciliation of net earnings to Adjusted EBITDA

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other income; (iii) interest expense; (iv) loss on disposal of operations; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring, optimization and integration costs and (ix) stock-based compensation expense, including related to the CEO’s performance-based long-term incentive plan (“LTIP”). We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance of the consolidated Company under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2025	2024	2025	2024

Net earnings	$65,134	$69,377	$138,023	$155,440
Income tax	19,120	21,131	49,076	55,478
Other income, including equity earnings from non-consolidated investments	(2,270)	(4,121)	(12,391)	(5,704)
Interest expense, net	22,700	23,350	60,763	62,598
Operating earnings	104,684	109,737	235,471	267,812
Loss on disposal of operations	406	-	406	-
Depreciation and amortization	64,405	56,073	189,493	156,426
Gains attributable to MSRs	(12,272)	(6,151)	(26,766)	(11,178)
Equity earnings from non-consolidated investments	2,134	4,008	9,186	5,240
Acquisition-related items	(1,150)	(20,931)	24,290	(34,212)
Restructuring, optimization and integration costs	14,651	5,087	21,226	13,920
Stock-based compensation expense	18,257	6,813	34,062	20,947
Adjusted EBITDA	$191,115	$154,636	$487,368	$418,955

3. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and Adjusted EPS

Adjusted EPS is defined as diluted net earnings per share adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) loss on disposal of operations; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring, optimization and integration costs and (vii) stock-based compensation expense, including related to the CEO’s LTIP. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2025	2024	2025	2024

Net earnings	$65,134	$69,377	$138,023	$155,440
Non-controlling interest share of earnings	(14,526)	(14,929)	(36,493)	(35,074)
Loss on disposal of operations	406	-	406	-
Amortization of intangible assets	44,773	38,226	132,511	107,697
Gains attributable to MSRs	(12,272)	(6,151)	(26,766)	(11,178)
Acquisition-related items	(1,150)	(20,931)	24,290	(34,212)
Restructuring, optimization and integration costs	14,651	5,087	21,226	13,920
Stock-based compensation expense	18,257	6,813	34,062	20,947
Income tax on adjustments	(19,931)	(5,383)	(45,623)	(26,116)
Non-controlling interest on adjustments	(10,829)	(5,060)	(25,463)	(18,331)
Adjusted net earnings	$84,513	$67,049	$216,173	$173,093

	Three months ended		Nine months ended
	September 30		September 30
(in US$)	2025	2024	2025	2024

Diluted net earnings per common share	$0.82	$0.73	$0.82	$1.73
Non-controlling interest redemption increment	0.16	0.34	1.17	0.68
Gain on disposal of operations, net of tax	(0.03)	-	(0.03)	-
Amortization expense, net of tax	0.54	0.59	1.63	1.48
Gains attributable to MSRs, net of tax	(0.14)	(0.07)	(0.30)	(0.13)
Acquisition-related items, net of tax	(0.15)	(0.45)	0.18	(0.84)
Restructuring, optimization and integration costs, net of tax	0.17	0.08	0.27	0.21
Stock-based compensation expense, net of tax	0.27	0.10	0.50	0.33
Adjusted EPS	$1.64	$1.32	$4.24	$3.46

Diluted weighted average shares for Adjusted EPS (thousands)	51,404	50,797	50,998	50,054

4. Reconciliation of net cash flow from operations to free cash flow

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price less distributions to non-controlling interests. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay dividends to shareholders. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2025	2024	2025	2024

Net cash provided by operating activities	$113,360	$107,128	$73,447	$110,702
Contingent acquisition consideration paid	(896)	69	7,052	3,107
Purchase of fixed assets	(16,774)	(16,158)	(47,856)	(45,511)
Cash collections on AR Facility deferred purchase price	35,272	32,957	119,249	101,805
Distributions paid to non-controlling interests	(15,770)	(17,475)	(61,243)	(66,302)
Free cash flow	$115,192	$106,521	$90,649	$103,801

Trailing Twelve Months ended
(in thousands of US$)	September 30, 2025

2024 Annual free cash flow	$330,244
Add: Free cash flow for nine months ended September 30, 2025	90,649
Less: Free cash flow for nine months ended September 30, 2024	(103,801)
Trailing twelve months ended September 30, 2025 free cash flow	$317,092

5. Local currency revenue and Adjusted EBITDA growth rate and internal revenue growth rate measures

Percentage revenue and Adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

6. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

7. Fee paying assets under management

We use the term fee paying assets under management (“FPAUM”) to represent only the AUM on which the Company is entitled to receive management fees. We believe this measure is useful in providing additional insight into the capital base upon which the Company earns management fees. Our definition of FPAUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

8. Adjusted EBITDA from recurring revenue percentage

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of Adjusted EBITDA (note 2) that is derived from Engineering, Outsourcing and Investment Management service lines. All these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions.

COMPANY CONTACTS:
Jay S. Hennick
Chairman & Chief Executive Officer

Christian Mayer
Chief Financial Officer
(416) 960-9500